UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
RECORD OF AUTOMATIC WITHDRAWAL

FORM APP WDG

Pursuant to Investment Company Act Rule 0-5(f)(2)(ii)

Applicant Name: FIRST EAGLE PRIVATE CREDIT FUND, FIRST EAGLE INVESTMENT MANAGEMENT, LLC, AND FIRST EAGLE ALTERNATIVE CREDIT, LLC

File Number: 812-15528

The applicants did not file an amendment within 30 days responsive to the comments the Commission staff provided on the above-referenced application on January 9, 2024. Pursuant to rule 0-5(f)(2)(ii) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 30-day period.